# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XOMA Royalty Corp, CIK 0000791908
CUSIP: 98419J206
Title of class of securities: Common Stock, $0.0075 par value
Address of issuer's principal executive offices: 2200 POWELL STREET, SUITE 310, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 04/27/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830; KENNETH A. SCHLESINGER, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,322,758; sole dispositive power 0; shared dispositive power 1,322,758; aggregate amount beneficially owned 1,322,758 (10.9% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,322,758; sole dispositive power 0; shared dispositive power 1,322,758; aggregate amount beneficially owned 1,322,758 (10.9% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,267,545; sole dispositive power 0; shared dispositive power 1,267,545; aggregate amount beneficially owned 1,267,545 (10.5% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,267,545; sole dispositive power 0; shared dispositive power 1,267,545; aggregate amount beneficially owned 1,267,545 (10.5% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,590,303; sole dispositive power 0; shared dispositive power 2,590,303; aggregate amount beneficially owned 2,590,303 (21.4% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,590,303; sole dispositive power 0; shared dispositive power 2,590,303; aggregate amount beneficially owned 2,590,303 (21.4% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,590,303; sole dispositive power 0; shared dispositive power 2,590,303; aggregate amount beneficially owned 2,590,303 (21.4% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,590,303; sole dispositive power 0; shared dispositive power 2,590,303; aggregate amount beneficially owned 2,590,303 (21.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0075 par value
Name of issuer: XOMA Royalty Corp
Address of issuer's principal executive offices: 2200 POWELL STREET, SUITE 310, EMERYVILLE, California (CA), 94608

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 27, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ligand Pharmaceuticals Incorporated, a Delaware corporation ("Parent"), and Flex Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of Parent ("Merger Sub"), pursuant to which, Merger Sub will merge with and into HoldCo (as defined in the Merger Agreement) (the "Merger"), with HoldCo surviving the Merger as a wholly owned subsidiary of Parent, as more fully described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 27, 2026.

Concurrently with the execution of the Merger Agreement, certain of the Reporting Persons entered into a Voting and Support Agreement (the "Support Agreement") with Parent pursuant to which such Reporting Persons agreed, among other things, to vote their Shares in favor of the Merger Agreement and the other transactions contemplated by the Merger Agreement and to, promptly following the date of the Merger Agreement, convert all of their Series X Preferred Stock to Shares in order to permit them to vote the Shares issuable upon conversion in favor of the Company Stockholder Approval (as defined in the Merger Agreement). In addition, such Reporting Persons have irrevocably appointed Parent as proxy to vote such Reporting Persons' Shares pursuant to the Support Agreement. Further, the Reporting Persons agreed not to transfer, sell, pledge, encumber or otherwise dispose of any of their Shares during the term of the Support Agreement, subject to certain exceptions, and agreed not to assert any appraisal rights with respect to the Merger.

The Support Agreement will terminate upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Support Agreement by written notice from Parent, and (iii) the valid termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 12,129,405 Shares outstanding as of April 23, 2026, which is the total number of Shares outstanding as reported in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2026.

As of the date hereof, the Reporting Persons and the Partners Managed Accounts hold an aggregate of 5,003 shares of Series X Preferred Stock, convertible into an aggregate of 5,003,000 Shares. Each share of Series X Preferred Stock is convertible into 1,000 Shares. The Reporting Persons and the Partners Managed Accounts do not have the right to convert any portion of the Series X Preferred Stock held by them to the extent that, after giving effect to such conversion, they, together with their Attribution Parties (as defined in the Series X Preferred Stock Certificate of Designation of Preferences, Rights and Limitations), would beneficially own a number of Shares in excess of 19.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares pursuant to such conversion (the "Series X Beneficial Ownership Limitation"). As of the date hereof, the Series X Beneficial Ownership Limitation prohibits the conversion of all the Series X Preferred Stock held by the Reporting Persons and the Partners Managed Accounts.

Pursuant to the Support Agreement, promptly following the date of the Support Agreement, the Reporting Persons shall (a) deliver a written notice to the Issuer to increase its Series X Beneficial Ownership Limitation to 45% pursuant to the terms of the Series X Preferred Stock, and (b) request in writing a waiver from the Issuer of the 61 day notice period and take all actions necessary to obtain such waiver. In addition, promptly following the execution of the Support Agreement, the Reporting Persons shall deliver to the Issuer a notice of conversion in the timeframe provided for in the Support Agreement providing for the conversion of all Series X Preferred Stock owned by the Reporting Persons.

As of the date hereof, (i) BVF beneficially owned 1,322,758 Shares, excluding 2,313,000 Shares issuable upon the conversion of certain Series X Preferred Stock held by it, representing percentage ownership of approximately 10.9% of the Shares outstanding, (ii) BVF2 beneficially owned 1,267,545 Shares, excluding 1,506,000 Shares issuable upon the conversion of certain Series X Preferred Stock held by it, representing percentage ownership of approximately 10.5% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 0 Shares, excluding 412,000 Shares issuable upon the conversion of certain Series X Preferred Stock held by it, representing percentage ownership of 0% of the Shares outstanding, and (iv) 0 Shares were held in the Partners Managed Accounts, excluding 772,000 Shares issuable upon the conversion of certain Series X Preferred Stock held in the Partners Managed Accounts, representing percentage ownership of 0% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,322,758 Shares beneficially owned by BVF, representing percentage ownership of approximately 10.9% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,267,545 Shares beneficially owned by BVF2, representing percentage ownership of approximately 10.5% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own 0 Shares, representing percentage ownership of 0% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 2,590,303 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 21.4% of the Shares outstanding.

Partners, as the investment manager of BVF and BVF2, may be deemed to beneficially own the 2,590,303 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 21.4% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,590,303 Shares beneficially owned by Partners, representing percentage ownership of approximately 21.4% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 2,590,303 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 21.4% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

The Reporting Persons have not transacted in the securities of the Issuer during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 27, 2026, certain of the Reporting Persons entered into the Support Agreement, as defined and described in Item 4 above and attached hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Support Agreement, dated as of April 27, 2026, entered into by Ligand Pharmaceuticals Incorporated, Flex Merger Sub, Inc. and certain of the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2026).

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/29/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/29/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/29/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/29/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/29/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/29/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/29/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/29/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (04/29/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (04/29/2026)